Exhibit 99.10

PRESS RELEASE

Share capital decrease by way of treasury shares cancellation

Paris, February 8, 2023 – On February 7, 2023, the Board of Directors, under the conditions set forth at the Extraordinary Shareholders’ Meeting of May 25, 2022, decided to decrease the share capital of TotalEnergies SE by way of cancellation of 128,869,261 treasury shares representing 4,92% of the share capital. These shares were repurchased from February 11 to December 15, 2022.

After this cancellation of shares, the number of shares of TotalEnergies SE is 2,490,262,024, and the number of voting rights that can be exercised at the Shareholders’ Meeting is 2,655,005,180. The total number of voting rights attached to these 2,490,262,024 shares (referred to as ‘theoretical voting rights’) is 2,680,013,644, including the voting rights attached to the 25,008,464 treasury shares held by TotalEnergies SE, with a view to cancelling them and allocating them to share performance plans, and with no voting rights.

This transaction has no impact on the consolidated financial statements of TotalEnergies SE, the number of fully diluted weighted-average shares and the earnings per share.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).